SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDOVEX CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

58504H101
(CUSIP Number)

Sichenzia Ross Ference Kesner LLP
61 Broadway, 32nd Floor
New York, New York 10006
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 1,098,901 [1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,098,901 [1]
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,901 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (Based on 20,922,634 shares of common stock outstanding as of July 17, 2017)
12	TYPE OF REPORTING PERSON CO

(1)
Excludes two warrants held by Stetson Capital Investments, Inc. to purchase an aggregate of 95,288 shares of common stock, par value $0.001 per share (“Shares”), of Medovex Corp. (the “Issuer”), two warrants held by John Stetson to purchase an aggregate of 37,929 Shares and a warrant acquired by HS Contrarian Investments, LLC in this transaction to purchase 549,451 Shares which will become exercisable in January 2018. The exercise of the warrants is subject to a beneficial ownership limitation in accordance with which the beneficial holder of the warrants shall not own more than 4.99% of the number of the Shares outstanding immediately after giving effect to the issuance of the Shares underlying the warrants. John Stetson is the control person of Stetson Capital Investments, Inc. and HS Contrarian Investments, LLC.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,098,901 [1][2]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,098,901 [1] [2]
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,901 [1][2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (Based on 20,922,634 shares of common stock outstanding as of July 17, 2017)
12	TYPE OF REPORTING PERSON IN

(1)
Includes 1,098,901 Shares held by HS Contrarian Investments, LLC of which John Stetson is the beneficial owner and control person.
(2)
Excludes two warrants held by John Stetson to purchase an aggregate of 37,929 Shares of the Issuer, two warrants held by Stetson Capital Investments, Inc. to purchase an aggregate of 95,288 Shares of the Issuer and a warrant acquired by HS Contrarian Investments, LLC in this transaction to purchase 549,451 Shares which will become exercisable in January 2018. The exercise of the warrants is subject to a beneficial ownership limitation in accordance with which the beneficial holder of the warrants shall not own more than 4.99% of the number of the Shares outstanding immediately after giving effect to the issuance of the Shares underlying the warrants. John Stetson is the control person of Stetson Capital Investments, Inc.

Item 1(a).
Name of Issuer:

Medovex Corp., a Nevada corporation (“Issuer”)

Item 1(b).
Address of Issuer's Principal Executive Offices:

3279 Hardee Avenue
Atlanta, Georgia 30341

Item 2(a).
Name of Person Filing.

This statement is filed on behalf of HS Contrarian Investments, LLC and John Stetson (together, the “Reporting Persons”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

The Reporting Persons’ business address is:
68 Fiesta Way
Fort Lauderdale, FL 33301

Item 2(c).
Citizenship.

Mr. John Stetson is a citizen of the United States. HS Contrarian Investments, LLC is organized under the laws of the state of Delaware.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.001

Item 2(e).
CUSIP Number.

58504H101

Item3.
Type of Person.

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 1,098,901

(b) Percent of class: 5.3% (Based on 20,922,634 shares of common stock outstanding as of July 17, 2017) [1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,098,901
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,098,901
(iv) Shared power to dispose or to direct the disposition of: 0
__________________
[1]
Excludes two warrants held by John Stetson to purchase an aggregate of 37,929 Shares of the Issuer, two warrants held by Stetson Capital Investments, Inc. to purchase an aggregate of 95,288 Shares of the Issuer and a warrant acquired by HS Contrarian Investments, LLC in this transaction to purchase 549,451 Shares which will become exercisable in January 2018. The exercise of the aforesaid warrants is subject to a beneficial ownership limitation in accordance with which the beneficial holder of the warrants shall not own more than 4.99% of the number of the Shares outstanding immediately after giving effect to the issuance of the Shares underlying the warrants. John Stetson is the control person of Stetson Capital Investments, Inc. and HS Contrarian Investments, LLC.

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2017	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC
Date: July 18, 2017	By:	/s/ John Stetson
John Stetson, President